Exhibit 99.4

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 12 June 2006 it purchased for cancellation 398,834 of its ordinary shares at a price of 498.218957 pence per ordinary share.